Mail Stop 4561

      May 23, 2006

VIA U.S. MAIL AND FAX (212-308-6433)

Mr. Daniel Myers
Chief Executive Officer
Carsunlimited.com, Inc.
444 Madison Avenue
18th Floor
New York, NY 10022

      Re:	Carsunlimited.com, Inc.
      Item 4.01 Form 8-K
      Filed April 10, 2006
      File No. 333-43748

Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed 4/10/06

1. We note your disclosure that Bloom & Co. resigned as the company`s auditors "effective from December 31, 2005." We received a letter from Bloom & Co. dated February 15, 2006, which indicates that Bloom
& Co. resigned on February 15, 2006. If this is in fact the case, please amend your Form 8-K to disclose the actual date of Bloom & Co.`s resignation.

2. Please amend your Form 8-K to include the required letter from your former auditor, indicating whether or not they agree with your disclosures in the Form 8-K.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the above should be directed to me at
(202) 551-3466.


								Sincerely,



								Matthew Maulbeck
								Staff Accountant
Carsunlimited.com, Inc.
May 23, 2006



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